NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Metalla Royalty & Streaming Ltd. (the “Corporation”) will be held at Suite 501, 543 Granville Street, Vancouver, British Columbia, on Thursday, November 2, 2017 at 10:00 a.m. (Vancouver time), for the following purposes.

1.

To receive and consider the report of the directors to the Shareholders and the audited financial statements of the Corporation for the year ended May 31, 2017 together with the auditor’s report thereon.

2.	To set the number of directors to be elected at the Meeting at four.

3.	To elect the directors of the Corporation for the ensuing year.

4.	To appoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Corporation for the ensuing year at a remuneration to be approved by the board of directors.

5.

To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to ratify and approve the Corporation’s Share Compensation Plan, as described in the accompanying information circular (the “Circular”).

6.

If the resolution to approve the Share Compensation Plan is not approved, to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to ratify and approve the Corporation’s current existing stock option plan, as described in the accompanying Circular.

7.

To consider and, if thought advisable, to pass a special resolution authorizing the continuance of the Corporation into British Columbia under the Business Corporations Act (British Columbia) and the adoption of new Articles, as more particularly described in the accompanying Circular (the “Continuance”).

8.	To transact such other business as may properly come before the Meeting.

Only Shareholders of record as at the close of business on September 27, 2017 are entitled to notice of the Meeting. Shareholders are reminded to review the Circular before voting.

DATED at Vancouver, British Columbia this 28th day of September, 2017.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “Kim C. Casswell”

Kim C. Casswell
Corporate Secretary

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend and would like your Common Shares represented, please complete the enclosed Proxy (or Request for Voting Instructions, a “VIF”) and return it as soon as possible. To be valid, all Proxies must returned to the offices of the Registrar and Transfer Agent of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada. Unregistered Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof Late Proxies and VIFs may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman of the Meeting is under no obligation to accept any particular late Proxy or VIF.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.